UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 27, 2022
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on June 27, 2022, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the second tranche of the share buy-back programme for 2022 was announced: 4 May 2022.

The duration of the second tranche of the buy-back programme for 2022: 16 May to no later than 26 July 2022.

Size of the buy-back programme: Up to 75,000,000 shares, with a maximum total consideration for the second tranche: USD 440,000,000.

From 20 June until 24 June, Equinor ASA has purchased a total of 1,650,681 own shares at the Oslo Stock Exchange at an average price of NOK 338.5425 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
20 June	323,000	349.3636	112,844,442.80
21 June	315,000	352.4261	111,025,561.50
22 June	328,000	335.4734	110,035,275.20
23 June	340,000	332.1410	112,927,940.00
24 June	344,681	324.9161	111,992,406.26

Previously disclosed buy-backs under the second tranche of the 2022 programme (accumulated)	6,542,252	347.2794	2,271,989,315.78
Previously disclosed buy-backs under the 2021 programme and first tranche of the 2022 programme (accumulated)	27,131,791	247.4239	6,713,054,517.08

Total buy-backs under the 2021 and 2022 programme	35,324,724	270.1753	9,543,869,458.62

Following the completion of the above transactions, Equinor ASA owns a total of 45,333,913 own shares, corresponding to 1.39% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Mads Holm, senior vice president Investor Relations,
+47 909 55 417 (mobile)

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584 (mobile)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: June 27, 2022	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer